Exhibit 99.1

Hydro One Limited Announces Closing of IPO

For Immediate Release – November 5, 2015

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO: Hydro One Limited (the “Company”), on behalf of itself and Hydro One Inc., today announced the closing of the secondary offering of 81,100,000 common shares (the “offering”) of the Company by the Province of Ontario (the “Province”) at a price of $20.50 per common share for total gross proceeds to the Province of $1.66 billion. The Company will not receive any proceeds from the offering.

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol “H”. Upon closing of the offering, there were 595,000,000 common shares issued and outstanding in the capital of the Company, of which the Province owned 513,900,000 representing 86.4% of the issued and outstanding common shares. If the over-allotment option described below is exercised in full, the Province will own 85% of the issued and outstanding common shares. These numbers do not reflect the other transactions contemplated by the Province discussed in the final supplemented PREP prospectus of the Company dated October 29, 2015.

The offering was made through a syndicate of underwriters led by RBC Capital Markets and Scotiabank. The Province has granted the underwriters an over-allotment option to purchase an additional 8,150,000 common shares at the offering price and that is exercisable, in whole or in part, at any time for a period of 30 days after closing of the offering.

Prior to the closing of the offering, the Company acquired all of the issued and outstanding shares of Hydro One Inc. and accordingly, Hydro One Inc. is now a wholly-owned subsidiary of the Company.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. State securities laws and may not be offered or sold, directly or indirectly, within the United States (as defined in Regulation S under the U.S. Securities Act) other than pursuant to an available exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to buy any such securities within the United States.

About the Company

The Company is Ontario’s largest electrical transmission and distribution utility with approximately $23 billion in assets and 2014 revenues of over $6 billion. The Company’s regulated transmission and distribution operations are owned by Hydro One Inc., a wholly-owned subsidiary of the Company. Hydro One Inc. delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network.

Forward-Looking Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in the Company’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. The Company and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investor Relations:	Media Inquiries:

Bruce M. Mann	Daffyd Roderick
investor.relations@hydroone.com	daffyd.roderick@hydroone.com
416-345-5722	416-345-6868

Omar Javed
ojaved@hydroone.com
416-345-5943